Filed by Cartesian Growth Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cartesian Growth Corporation

Commission File No. 001-40103

Date: September 20, 2021

ALVARIUM

CEO and Chairmen Statement

September 2021

I am delighted and excited to share with you the news that Alvarium has decided to merge with the Tiedemann Group (Tiedemann), one of the largest US-based wealth advisory and investment firms. Tiedemann has a very similar client base, investment philosophy and clients-first approach to ours. I was introduced to their Chief Executive, Michael Tiedemann at the beginning of 2020. It was my last meeting pre-lockdown. We continued to talk through last year and saw a logic in working towards a merger. We agreed a framework for this at the beginning of this year and put the wheels in motion to create Alvarium Tiedemann.

We expect this distinctive combination to allow us to serve clients around the world from 25 key cities in 11 countries across 4 continents, with greater coverage in the USA, a deeper bench of talent and better access to ideas.

In terms of day-to-day, your service experience will not change, and you will continue to be looked after by the same relationship people in Alvarium and to access our full range of capabilities. However, following the merger, we expect to also be able to seamlessly support any client or their beneficiaries who may want to be served from the United States. Additionally, as Tiedemann is one of the largest US private providers of impact investment solutions, we will be able to expand our impact capabilities, an area of increased focus for many of you, as it is for us. Last year we launched Home REIT on the London Stock Exchange. Home contributes to the alleviation of homelessness in the UK, whilst targeting inflation-protected income and capital returns, by investing in a diversified portfolio of assets across the UK which will provide good quality accommodation to the homeless. We are looking at similar strategies for social housing in other jurisdictions.

Alvarium Tiedemann will be one of the largest open-architecture, global wealth management firms, with approximately $6obn of assets at year end. Alvarium Tiedemann will be created through a proposed business combination with Cartesian Growth Corporation, a Nasdaq-listed special purpose acquisition company. Upon completion of the proposed business combination, which is expected to occur in the first quarter of 2022, we expect that Alvarium Tiedemann will be listed on Nasdaq. We intend for the listing to provide permanence, transparency and institutionalization. We believe that it will create stability and security for our employees and their careers, ensuring they are in place to work with existing clients and for future generations of clients. As a public company, we expect to have increased access to capital and balance sheet strength, supporting continued investment in our business and enabling us to continue to attract and retain talent. As a testament to shareholder and management’s commitment to the future, 96% of our combined partners’ capital will be rolled over into the new public company. This is not an exit for our Partners and employees, it is an exchange into a better structure for the future.

Alvarium Investment Advisory will still offer the full range of capabilities that our clients globally have enjoyed:

●	Conflict free, open architecture approach

●	Global mentality, local implementation capability

●	Customised portfolio management, tailored to each client, led by a dedicated partner and team

●	Institutional investment process in both asset allocation and manager selection

●	Access to best in class, investment talent, both in traditional as well as alternative asset classes

www.alvariuminvestments.com

Importantly, as mentioned, a stronger North American presence should allow us to seamlessly support any client or their beneficiaries who may want to be managed from the US. Finally, our research capabilities will grow to roughly twice what they are today; this adds breadth and depth to our investment access as a combined firm.

This combination also brings us scale and complementary capability to continue to invest in our business and retain and attract talent. Philosophically, we recognise several important wealth trends:

●	The importance of innovation for ourselves as a firm and giving our clients access to innovation.

●	The importance of impact investing, setting the goal to be a leader in this area, both in how we conduct ourselves as a firm and expanding what we can offer to clients.

●	The significant multi-generational wealth transfer ahead of us as over $68 trillion passes from one generation to another.

Alvarium Family Office Services, which includes our wealth advisory services and our platforms for the support of our clients’ assets and ownership structures, expects this initiative to secure the jurisdictional coverage and expertise required in the modern world to support them wherever they may need it. Our clients will have access to first class advice and solutions to meet their wealth planning, fiduciary and administration needs globally, from an expanded team of professionals which will continue to measure success on how we help clients to achieve their objectives.

Alvarium Co-Investments will continue to provide access to direct investments in real estate, asset backed lending, innovation, private equity and growth equity opportunities on an aligned and transparent opt-in model for clients. For real estate and other alternative managers, this will be multi-sector, multi-geography focused on domain experts in niche strategies.

Alvarium Merchant Banking will continue to provide trusted strategic advice as part of an integrated and aligned service to founders of closely held private companies, as well as families and their commercial interests and corporate holdings. It will continue to service clients in an integrated and aligned service covering all asset classes but with a focus on media, technology, and innovation. The team’s cross border expertise between the US and Europe will be enhanced by the combination of Alvarium Tiedemann. In a complex financial world, founders seek imaginative, nimble and clear solutions to both preserve and increase their assets.

The global firm’s management team will be a combination of the leadership of the two firms. There is little overlap and so plenty of opportunity for collaboration and learning. Michael Tiedemann will lead Alvarium Tiedemann as CEO and I will chair the Global Executive Committee and lead our Private Markets Group, which will encompass real asset, growth equity and private equity co-investment as well as merchant banking advisory. I am also thrilled to let you know that Alvarium’s co-chairs Ken Costa and Andrew Williams will continue as Chair of Real Estate and Chair of Merchant Banking respectively. Below you find their comments on this landmark event. Thank you from all of us here at Alvarium for making this next step possible. We are grateful to you for continuing to place trust in us as your advisors and to have you be part of this exciting next chapter.

Yours sincerely,

/s/ Alexander de Meyer

Alexander de Meyer

CEO, Alvarium Investments

Chair of Global Executive Committee and Head of Private Markets Group, Alvarium Tiedemann

www.alvariuminvestments.com

A Statement from Ken Costa, Co-Chairman of Alvarium

The formidable growth of family wealth has established a new global asset class. Since its inception, Alvarium has concentrated on serving this emerging client base. The creation of Alvarium Tiedemann enables families, entrepreneurs and founders and their related businesses to have access to a global suite of services covering not only wealth management but customised opportunities in co-investment, merchant banking and innovation and impact technology. Given the significant transfer of wealth from one generation to another, the opportunities for trusted advisers to provide intergenerational bespoke advice has never been more in demand.

I am excited by the enormous opportunities that the global reach of Alvarium Tiedemann provides. Alvarium has a motivated and entrepreneurial team who are well placed to work together with Tiedemann in creating differentiated global investment opportunities. This is intended to ensure that the interests of Alvarium Tiedemann are fully aligned with our current and future clients. Throughout my career, I have concentrated on providing advice to families, founders, entrepreneurs, and their related businesses. I am delighted in my continued involvement as Chair of Merchant Banking at Alvarium Tiedemann and look forward to contributing to the future growth of this unique business.

A Statement from Andrew Williams, Co-Chairman of Alvarium

I am thrilled to see Alvarium achieving this major milestone to create a global platform to serve our clients for generations to come. This combination will allow us to continue to build on our capabilities of offering direct and co-investments in real estate and growth equity innovation. We have always believed that holding real assets is the key to intergenerational wealth protection and long-term capital growth. This has challenged the conventional allocation model by deploying capital alongside our clients into niche alternative investment strategies managed by high-performance teams who are domain experts in their geography and niche.

The teams that we select and partner with have a demonstrable track record across multiple real estate cycles. They have a strong ability to execute strategies built around risk mitigation, yet still delivering outperformance. Our LXi, HLIF and Home REIT platforms are current day examples of thematic strategies combined with specialist teams developed successfully over the last decade in the UK. In Europe, Cresco Real Estate and Osesam are creating new spaces for working and living in Berlin and Paris.

I am delighted to continue as Chair of Real Estate for Alvarium Tiedemann and look forward to continuing to deliver successful outcomes and bringing the very best of service to our clients.

www.alvariuminvestments.com

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination among Cartesian Growth Corporation, an exempted company incorporated under the laws of the Cayman Islands (the “CGC”), Tiedemann Wealth Management Holdings, LLC, a Delaware limited liability company (“TWMH”), TIG Trinity GP, LLC, a Delaware limited liability company (“TIG GP”), TIG Trinity Management, LLC, a Delaware limited liability company (“TIG MGMT” and, together with TIG GP, the “TIG Entities”), Alvarium Investments Limited, an English private limited company (“Alvarium” and, together with TWMH and the TIG Entities, the “Companies” and each a “Company”), to form Alvarium Tiedemann Holdings, Inc., which will be the surviving entity and the going-forward public company, and intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF CGC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CGC AND THE COMPANIES AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to stockholders of CGC as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s website at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

CGC and its directors and executive officers may be deemed participants in the solicitation of proxies from CGC’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Cartesian is contained in Cartesian’s filings with the SEC, including CGC’s final prospectus relating to its initial public offering, which was filed with the SEC on February 23, 2021, and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. The Companies and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of CGC in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

Forward-Looking Statements

Certain statements made in this communication are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Companies’ or CGC’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include (i) the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, failure to receive approvals or the failure of other closing conditions); (ii) the inability to recognize the anticipated benefits of the proposed business combination; (iii) the inability to obtain or maintain the listing of CGC’s shares on Nasdaq following the business combination; (iv) costs related to the business combination; (v) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (vi) CGC’s and the Companies’ ability to manage growth and execute business plans and meet projections; (vii) potential litigation involving CGC or any of the Companies; (viii) changes in applicable laws or regulations, particularly with respect to wealth management and asset management; (ix) general economic and market conditions impacting demand for the Companies’ services, and in particular economic and market conditions in the financial services industry in the markets in which the Companies operate; and (x) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the business combination, including those under “Risk Factors” therein, and in CGC’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. None of CGC or any Company undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. None of CGC or any Company gives any assurance that any of CGC, any Company, or the combined company, will achieve expectations.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

www.alvariuminvestments.com

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